Exhibit 1

THE OHIO CASUALTY INSURANCE COMPANY

ANNUAL INCENTIVE PLAN FOR EXECUTIVE OFFICERS

The purpose of The Ohio Casualty Insurance Company Annual Incentive Plan for Executive Officers (the “Plan”) is to advance the interests of Ohio Casualty Corporation, an Ohio corporation (the “Company”), and its subsidiaries by providing designated officers with incentive compensation that is correlated with the achievement of specified performance goals. The Plan is intended to provide annual incentive compensation, primarily to executives who are considered to be “covered employees” within the meaning of Section 162(m)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).

ARTICLE I

DEFINITIONS

For purposes of the Plan, unless the context requires otherwise, the following terms shall have the respective meanings set forth in this Section:

1.1 “Act” means the Securities Exchange Act of 1934, as amended, or any successor thereto.

1.2 “Beneficial Owner” means a “beneficial owner,” as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

1.3 “Beneficiary” means the beneficiary or beneficiaries designated to receive any amounts payable under this Plan pursuant to Section 7.10 upon the Participant’s death.

1.4 “Board” means the Board of Directors of the Company.

1.5 “Business Unit” means any operating or administrative unit of the Company or any other Group Member which is identified and designated by the Committee, in its discretion, as a separate business unit for purposes of this Plan.

1.6 “Cause” when used in connection with the termination of a Participant’s Employment, means (unless otherwise specified in an employment or related agreement between the Participant and a Group Member) the termination of the Participant’s Employment by a Group Member by reason of (a) an act of fraud, intentional misrepresentation, embezzlement, misappropriation or conversion of any asset or business opportunity of a Group Member; (b) conviction of, or entering into a plea of nolo contendere to, a felony; (c) intentional, repeated or continuing violation of any of the policies or procedures of the Group or any Group Member that occurs or continues after notice to the Participant that he or she has violated such a policy or procedure; or (d) any breach of a written covenant or agreement with a Group Member, including the terms of this Plan.

1.7 “Change in Control” means the date on which the earliest of the following events occurs:

(a)	With respect to a Participant, any event that is defined as a “change in control” (or analogous term) under any written agreement between such Participant and the Company or any other Group Member, but only to the extent specified in such written agreement; or

(b)

Any transaction (or series of related transactions) that results in the merger or consolidation of the Company or the exchange of Common Shares for the securities of another entity (other than a Group Member) that has acquired the Company’s assets or which is in control (as defined in Section 368(c) of the Code) of an entity that has acquired the Company’s assets but only if (i) immediately after the transaction (or the end of a series of related transactions) the Persons who owned a majority of the voting power of the Company immediately before the transaction (or the beginning of a series of related transactions) own less than a majority of the voting power of the Company and (ii) the terms of the transaction (or a series of related transactions) are binding on all holders of the Common Shares (except to the extent that dissenting shareholders are entitled to relief under applicable law).

1.8 “Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

1.9 “Committee” means the Compensation and Development Committee of the Board.

1.10 “Common Shares” means the Company’s common shares, or any equity security issued in substitution, exchange or in place of the Company’s common shares.

1.11 “Company” means Ohio Casualty Corporation, an Ohio corporation, or its successor in interest.

1.12 “Corporate Performance Award” means an award by the Committee of Incentive Compensation that is subject to one or more of the Corporate Performance Criteria listed in Section 4.2.

1.13 “Corporate Performance Criteria” means the business criteria that are specified by the Committee pursuant to Section 4.2 of this Plan, any one or more of which may be used in establishing the conditions of a Corporate Performance Award.

1.14 “Disability” means a permanent and total disability as defined in Section 22(e)(3) of the Code. A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Participant must submit to any reasonable examination(s) required by such physician upon request in order to render an opinion regarding whether there is a Disability. A Participant with a Disability shall be deemed “Disabled” for purposes of this Plan.

1.15 “Employee” means an individual who is employed by and is on the payroll of a Group Member, and whose wages are reported on an IRS Form W-2 subject to FICA withholding.

1.16 “Employment” means that the Participant is an Employee of a Group Member. In this regard, the transfer of a Participant from Employment by one Group Member to Employment by a different Group Member shall not be deemed to be a termination of the Participant’s Employment.

1.17 “Group” has the meaning given to that term in Sections 13(d)(3) and 14(d)(2) of the Act (or any successor sections thereto).

1.18 “Group Member” means each entity that is a member of the OCC Group.

1.19 “Incentive Compensation” means the compensation approved by the Committee to be awarded to a Participant for any Performance Period under the Plan which shall consist of a Corporate Performance Award and/or an Individual Performance Award.

1.20 “Individual Performance Award” means an award by the Committee of Incentive Compensation that is subject to one or more Individual Performance Criteria established by the Committee as provided in Section 4.3.

1.21 “Individual Performance Criteria” means those individual performance criteria that are specified by the Committee pursuant to Section 4.3 of this Plan and which are used in establishing the conditions of an Individual Performance Award.

1.22 “OCC Group” means the Company, OCIC and any other Subsidiary of the Company.

1.23 “OCIC” means The Ohio Casualty Insurance Company, a Subsidiary of the Company.

1.24 “Participant” means each executive officer of the Company and other key employees of the Company or any other Group Member whom the Committee designates as a participant under the Plan.

1.25 “Payout Date” means the date the Committee establishes for the payment to a Participant of any Incentive Compensation award under the Plan, as provided in Section 5.1.

1.26 “Performance Period” means each fiscal year (or portion thereof) of the Company as determined by the Committee.

1.27 “Person” means a “person,” as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

1.28 “Plan” means The Ohio Casualty Insurance Company Annual Incentive Plan for Executive Officers.

1.29 “Retirement” means termination of Employment (other than for Cause) with a Group Member after meeting the definition of normal or early retirement under the OCC Group’s tax-qualified defined benefit pension plan (or if no plan of this type is then in effect, as defined in the tax-qualified defined benefit pension plan that the OCC Group most recently maintained), whether or not the Participant is then accruing (or ever has accrued) a benefit under that plan.

1.30 “SEC” means the Securities and Exchange Commission.

1.31 “Subsidiary” means any corporation which constitutes a “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code, and any limited liability company, partnership, joint venture, or other entity in which the Company controls, directly or indirectly, more than fifty percent (50%) of its voting power or equity interests.

ARTICLE II

ADMINISTRATION

The Plan shall be administered and interpreted by the Committee; provided that in no event shall the Plan be interpreted in a manner that would cause any award intended to be qualified as performance-based compensation under Section 162(m) of the Code to fail to so qualify. The Committee shall establish performance objectives relating to the Corporate Performance Criteria and Individual Performance Criteria for any Performance Period in accordance with Article IV and certify whether and to what extent such corporate performance objectives and Individual Performance Criteria have been achieved. Any determination made by the Committee under the Plan shall be final and conclusive on the affected Participant. The Committee may employ such legal counsel, consultants and agents (including counsel or agents who are employees of the Company or other Group Member) as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant or agent and any computation received from such consultant or agent. All expense incurred in the administration of the Plan, including, without limitation, for the engagement of any counsel, consultant or agent, shall be paid by the Company. To the extent permitted by applicable law, the Committee may delegate its authority under this Plan; provided that the Committee shall in no event delegate its authority with respect to the compensation of the Chief Executive Officer of the Company, the four most highly compensated executive officers (as determined under Section 162(m) of the Code and the regulations thereunder) of the Company and any other individual whose compensation the Board or Committee reasonably believes may become subject to Section 162(m) of the Code.

ARTICLE III

ELIGIBILITY AND EFFECT OF TERMINATION OF EMPLOYMENT

DURING A PERFORMANCE PERIOD OR PRIOR TO PAYOUT

3.1 Determination of Eligibility by the Committee. For each Performance Period, the Committee shall select the Participants to whom Incentive Compensation may be awarded under the Plan for such Performance Period consistent with the requirements of this Plan. Participants who participate in the Plan may also participate in other incentive benefit plans maintained by the Company or any other Group Member.

3.2 Forfeiture Upon Termination of Employment prior to end of Performance Period; Certain Payouts. If a Participant’s Employment terminates for any reason other than involuntary termination without Cause, death, Disability or Retirement prior to the end of a Performance Period, then such Participant shall immediately forfeit and relinquish any and all rights and claims to receive any Incentive Compensation hereunder for such Performance Period. If a Participant’s Employment terminates for any reason except for Cause after the end of a Performance Period but prior to the Payout Date, then such Participant shall be entitled to payment of any Incentive Compensation for such Performance Period, as determined by the Committee, on the Payout Date.

3.3 Pro Rata Payment for Involuntary Termination of Employment without Cause, or Termination Due to Death, Disability or Retirement. If during a Performance Period a Participant’s Employment is terminated involuntarily without Cause or as a result of death, Disability or Retirement, such Participant shall be eligible to receive a pro-rata portion of the Incentive Compensation that would have been payable if such Participant had remained employed for the full Performance Period, which shall be determined and paid as follows:

(a)	Following the end of the Performance Period, the Committee will determine the extent to which the performance objectives applicable to the Participant’s Corporate Performance Award have been satisfied to measure the amount of the Corporate Performance Award that otherwise would have been payable to the Participant under this Plan had his or her Employment not terminated prior to the end of the Performance Period.

(b)	Following the end of the Performance Period, the Committee will determine the extent to which the Individual Performance Criteria applicable to the Participant’s Individual Performance Award were satisfied through the last day of Participant’s Employment and, on that basis, will determine the amount of the Individual Performance Award that would have been payable to the Participant under this Plan had his or her Employment continued through the end of the Performance Period.

(c)	The Committee will then multiply the sum of the amounts determined in accordance with Sections 3.3(a) and 3.3(b) by a fraction, the numerator of which is the number of whole calendar months in which the terminated, deceased, Disabled or Retired Participant was employed by a Group Member and a Participant in the Plan during the Performance Period and the denominator of which is the number of whole calendar months in the Performance Period.

(d)	Such resulting amount shall be paid at the time and in the manner provided for in Section 5.1.

3.4 Leaves of Absence. A Participant’s Employment for purposes of this Plan shall not be deemed to have been terminated because of a leave of absence covered under the Federal Family Medical Leave Act or during any other period required to be treated as a leave of absence by virtue of any applicable statute or regulation. If a Participant is on any other approved leave of absence during a Performance Period, his or her Employment will not be deemed to have terminated for purposes of this Plan, except that such Participant shall not be eligible for Incentive Compensation for the period of the leave of absence, and such Incentive Compensation for such Performance Period will be prorated in accordance with Section 3.3 based on the number of whole calendar months during the Performance Period in which the Participant was not on a leave of absence.

3.5 Committee Determinations Controlling. All determinations regarding a Participant’s Employment, eligibility to participate in the Plan or in any Performance Period or amounts owing to a Participant shall be made by the Committee, whose decision shall be final and binding on the affected Participant.

ARTICLE IV

ESTABLISHMENT OF CORPORATE AND INDIVIDUAL PERFORMANCE CRITERIA AND TARGETED INCENTIVE COMPENSATION

4.1 Corporate Performance Objectives. For each Performance Period, the Committee will establish for each Participant the performance objectives that will be applied to determine the amount of Incentive Compensation payable to such Participant under the Plan in the form of a Corporate Performance Award. The amount of the Corporate Performance Award payable under the Plan if applicable performance objectives are met may be stated as a specific dollar amount, a percentage of a Participant’s base salary, a percentage (the sum of which may not be greater than 100 percent) of an aggregate amount allocable to all or specified groups of Participants or in any other objectively determinable manner. Also, the amount of the Corporate Performance Award payable may be stated as a target amount due if applicable performance objectives are met and in larger or smaller increments if the applicable performance objectives are exceeded or partially met. The amount payable may not be increased solely due to another Participant’s termination of Employment or eligibility during a Performance Period. The amount of the Corporate Performance Award payable to the Participant shall not be affected in any way by whether (or the extent to which) applicable performance objectives are satisfied under any Individual Performance Award to the same Participant.

4.2 Corporate Performance Criteria. As determined by the Committee, the amount of any Corporate Performance Award payable under the Plan shall be subject to performance objectives relating to one or more of the following Corporate Performance Criteria, within the meaning of Section 162(m) of the Code, in order to qualify for the performance-based compensation exception under Section 162(m) of the Code:

(a)	Operating income (pre- or post-tax);

(b)	Total return to shareholders;

(c)	Return on equity;

(d)	Insurance premiums;

(e)	Share price;

(f)	Book value;

(g)	Surplus;

(h)	Underwriting profit or underwriting ratio;

(i)	Expense or expense ratio;

(j)	Combined ratio;

(k)	Income or net income (pre- or post-tax);

(l)	Net investment income (pre- or post-tax);

(m)	Performance relative to investment indices;

(n)	Book yield progression; and

(o)	Performance relative to peer companies, utilizing any of the foregoing financial measures.

Corporate Performance Criteria may be stated in absolute terms or relative to comparison companies or indices to be achieved during a Performance Period. Corporate Performance Criteria may be applied solely with reference to the Company (or any other Group Member or Business Unit) or relatively between the Company (or any other Group Member or Business Unit) and one or more unrelated companies.

The Committee shall establish performance objectives based on one or more Corporate Performance Criteria for each Corporate Performance Award to a Participant. In establishing the performance objectives for each Corporate Performance Award, the Committee may provide that the effect of specified extraordinary or unusual events will be included or excluded (including, but not limited to, all items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of business or related to a change in accounting principle, all as determined in accordance with authoritative financial accounting standards). The terms of the stated performance objectives for each applicable Corporate Performance Award must preclude the Committee’s discretion to increase the amount payable to any Participant that would otherwise be due upon attainment of the performance objectives. The performance objectives specified need not be applicable to all Corporate Performance Awards, and may be particular or unique to an individual Participant’s function, duties or Business Unit.

4.3 Individual Performance Criteria. For each Performance Period, the Committee may also establish for a Participant the Individual Performance Criteria that will be applied to determine the amount of Incentive Compensation payable to such Participant under the Plan in the form of an Individual Performance Award. The amount of the Individual Performance Award payable under the Plan if applicable Individual Performance Criteria are met may be stated as a specific dollar amount, a percentage of a Participant’s base salary, a percentage (the sum of which may not be greater than 100 percent) of an aggregate amount allocable to all or specified groups of Participants or in any other objectively determinable manner. Also, the amount of an Individual Performance Award may be stated as a target amount due if applicable Individual Performance Criteria are met and in larger or smaller increments if the Individual Performance Criteria are exceeded or partially met. The amount payable under an Individual Performance Award may also be increased or decreased based on achievement of one or more of the corporate performance objectives. Notwithstanding anything in this Plan to the contrary, no Individual Performance Award may be increased based upon a Participant’s failure to attain one or more of the performance goals relating to the Participant’s Corporate Performance Award.

4.4 Adjustments. The Committee will make appropriate adjustments to reflect the effect, if any, on any Corporate Performance Criteria or Individual Performance Criteria of any Common Share dividend or split, recapitalization (including, without limitation, the payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares or similar corporate change. This adjustment to the Corporate Performance Criteria or Individual Performance Criteria will be made to the extent the Corporate Performance Criteria or Individual Performance Criteria are based on Common Shares as of the effective date of the event and for the Performance Period in which the event occurs. Also, the Committee will make a similar adjustment to any portion of Corporate Performance Criteria or Individual Performance Criteria that is not based on Common Shares but which is affected by an event having an effect similar to those just described. Notwithstanding the foregoing, no adjustment shall be made under this Section 4.4 to the extent such adjustment would cause any award intended to qualify as performance-based compensation under Section 162(m) of the Code to fail to so qualify.

4.5 Period for Determining Performance Criteria. Performance objectives with respect to any Corporate Performance Award and Individual Performance Criteria will be established by the Committee in writing before the outcome is substantially certain but in no event later than the earlier of:

(a)	90 days after the beginning of the applicable Performance Period; or

(b)	The expiration of 25 percent of the applicable Performance Period.

4.6 Certification. As of the end of each Performance Period, the Committee will certify in writing the extent to which each Participant has or has not met the applicable performance objectives with respect to any Corporate Performance Award and the applicable Individual Performance Criteria with respect to any Individual Performance Award, the amount (if any) due to each Participant and whether any other material terms (if any) were satisfied. However, regardless of any other Plan provision, during any calendar year, no Participant may receive more than $3,000,000 through this Plan with respect to any Corporate Performance Award. Also, no amount will be paid under this Plan (and no substitute amount will be paid under any other arrangement) if the conditions imposed by the Committee have not been met.

4.7 Negative Discretion. Notwithstanding anything in this Plan to the contrary, in its sole discretion, the Committee may unilaterally reduce the amount of, or eliminate any, Corporate Performance Award or Individual Performance Award that otherwise would be payable to a Participant.

ARTICLE V

PAYMENT OF INCENTIVE COMPENSATION

5.1 Form and Time of Payment. Subject to Section 6.1, a Participant’s Incentive Compensation for each Performance Period, if any, shall be paid in a cash lump sum (net of applicable tax and other required withholdings) as soon as practicable after (a) the results for such Performance Period have been finalized and (b) the Committee has made the certification described in Section 4.6; provided, however, that any Incentive Compensation shall be paid no later than the later of (i) the 15th day of the third month following the Participant’s first taxable year in which such Incentive Compensation is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the first taxable year of the service recipient (within the meaning of Section 409A of the Code) in which such Incentive Compensation is no longer subject to a substantial risk of forfeiture.

5.2 Leave of Absence. To the extent permitted under Section 409A of the Code and any other applicable law, payment of an Incentive Compensation award to a Participant who is on a leave of absence, and who is otherwise entitled to such Incentive Compensation award, shall be made after the Participant returns from the leave of absence.

ARTICLE VI

CHANGE IN CONTROL

6.1 Unless otherwise specified in a separate written agreement between the Company (or any other Group member) and the Participant, including the agreement establishing the terms of a Participant’s Corporate Performance Award or Individual Performance Award, if a Change in Control occurs during a Performance Period, each Participant shall be eligible to receive a pro-rata portion of the Incentive Compensation that could have been earned by such Participant for the Performance Period during which the Change in Control occurs, which shall be determined and paid as follows:

(a)	As soon as practicable following the Change in Control, the Committee will determine the extent to which the performance objectives applicable to the Participant’s Corporate Performance Award have been satisfied through the date of the Change in Control and, on that basis, will determine the amount of the Corporate Performance Award that would have been paid to the Participant for the full Performance Period. The extent to which the performance objectives have been met will be based, to the extent applicable, on the most recently disclosed financial statements of the Company preceding the date on which the Change in Control occurred.

(b)	As soon as practicable following the Change in Control, the Committee will determine the extent to which the Individual Performance Criteria applicable to the Participant’s Individual Performance Award have been satisfied through the date of the Change in Control and, on that basis, will determine the amount of the Individual Performance Award that would have been paid to the Participant for the full Performance Period.

(c)	The Committee will then multiply the sum of the amounts determined in accordance with Sections 6.1(a) and 6.1(b) by a fraction, the numerator of which is the number of whole calendar months during the period beginning on the first day of the Performance Period and ending on the last day of the month during which the Change in Control occurs and the denominator of which is the number of whole calendar months in the full Performance Period.

(d)	Such resulting Incentive Compensation shall be paid as soon as administratively feasible following the date on which the Change in Control occurs; provided, however, that such Incentive Compensation shall be paid no later than the later of (i) the 15th day of the third month following the Participant’s first taxable year in which such Incentive Compensation is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the first taxable year of the service recipient (within the meaning of Section 409A of the Code) in which such Incentive Compensation is no longer subject to a substantial risk of forfeiture.

6.2 Subject to any other written agreement to the contrary between the Company (or any other Group Member) and the Participant which implicitly or explicitly encompasses this Plan, including the agreement establishing the terms of a Participant’s Corporate Performance Award or Individual Performance Award, if the sum of the payments described in this Article VI and those provided under all other plans, programs or agreements between the Participant and the Company or any other Group Member generate a loss of deduction under Section 280G of the Code or an excise tax under Section 4999 of the Code, the Company will reduce the amounts paid to the Participant under this Plan and/or such other plans, programs and agreements so that his or her total “parachute payment” as defined in Section 280G(b)(2)(A) of the Code under this and any and all other plans, programs or agreements between the Participant and the Company or any other Group Member will be $1.00 less than the amount that would generate a loss of deduction under Section 280G of the Code and an excise tax under Section 4999 of the Code. If the reduction in the preceding sentence applies, the Participant may be permitted to specify how (and against which plans, programs and agreements) the reduction is to be applied.

ARTICLE VII

MISCELLANEOUS PROVISIONS

7.1 Non-Assignability. A Participant cannot alienate, assign, pledge, encumber, transfer, sell or otherwise dispose of any rights or benefits under the Plan prior to the actual receipt thereof, and any attempt to alienate, assign, pledge, sell, or transfer prior to such receipt, or any levy, attachment, execution or similar process upon any such rights or benefits, shall be null and void.

7.2 No Right to Continue in Employment. Nothing in the Plan confers upon any Participant the right to continue in the employment of any Group Member, or interferes with or restricts in any way the right of any Group Member to discharge any Participant at any time (subject to any contract rights of such Participant).

7.3 Indemnification of Committee Members. Each individual who is or was a member of the Committee shall be indemnified by the Company against and from any damage, loss, liability, cost and expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she is or may be a party, or in which he or she may be involved, by reason of any action taken or failure to act under the Plan, except for any such act or omission constituting willful misconduct or gross negligence. Each such individual shall be indemnified by the Company for all amounts paid by such individual in settlement thereof, with the Company’s approval, or paid by such individual in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled from the Company, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

7.4 No Plan Funding. The Plan shall at all times be entirely unfunded and no provision shall be made with respect to segregating any assets of any Group Member for payment of any amounts due hereunder. No Participant, Beneficiary, or other Person or entity shall have any interest in any particular assets of a Group Member by reason of the right to receive any Incentive Compensation under the Plan until such payment is actually received by such Person. Participants and Beneficiaries shall have only the rights of general unsecured creditors of the Company.

7.5 Governing Law. The Plan shall be construed in accordance with the laws of the State of Ohio, without regard to its conflicts of law provisions.

7.6 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Company and its successors and assigns, and the Participants and their Beneficiaries, heirs, and personal representatives.

7.7 Construction of Plan. The captions used in the Plan are for convenience of reference only and shall not be construed in interpreting the Plan. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall also include the plural, and conversely.

7.8 Integrated Plan. The Plan constitutes the final and complete expression of agreement among the parties hereto with respect to the subject matter hereof.

7.9 Compliance with Section 409A of the Code. If any provision herein would result in the imposition of an excise tax on any Participant or Beneficiary under Section 409A of the Code, such provision will be reformed to the extent necessary to avoid such imposition as the Committee determines is appropriate to comply with Section 409A of the Code.

7.10 Beneficiaries. Each Participant may designate a Beneficiary or Beneficiaries (which Beneficiary may be an entity other than a natural Person) to receive any payments which may be made following the Participant’s death. Such designation may be changed or canceled at any time without the consent of any such Beneficiary. Any such designation, change or cancellation must be made in a form approved by the Committee and shall not be effective until received by the Committee. If no Beneficiary has been named, or the designated Beneficiary or Beneficiaries shall have predeceased the Participant, the Beneficiary shall be the Participant’s spouse or, if no spouse survives the Participant, the Participant’s estate. If a Participant designates more than one Beneficiary, the rights of such Beneficiaries shall be payable in equal shares, unless the Participant has designated otherwise.

ARTICLE VIII

AMENDMENT OR DISCONTINUANCE

The Committee may at any time, and from time to time, without the consent of any Participant, amend, revise, suspend, or discontinue the Plan, in whole or in part, subject to any shareholder approval required by law; provided, however, the Committee may not amend the Plan to change the method for determining Incentive Compensation (other than the method for determining an Individual Performance Award) or the Corporate Performance Criteria without the approval of the majority of votes cast by the shareholders of the Company in a separate vote to the extent required by Section 162(m) of the Code.

ARTICLE IX

EFFECT OF THE PLAN

Neither the adoption of the Plan, nor any action of the Board or the Committee hereunder, shall be deemed to give any Participant any right to be granted Incentive Compensation hereunder. In addition, nothing contained in the Plan, and no action taken pursuant to its provisions, shall be construed to (a) give any Participant any right to any compensation, except as expressly provided herein; (b) be evidence of any agreement, contract or understanding, express or implied, that any Group Member will employ a Participant in any particular position or for any particular duration; (c) give any Participant any right, title, or interest whatsoever in, or to, any assets or investments which the Company may make to aid it in meeting its obligations hereunder; (d) create a trust or fund of any kind; or (e) create any type of fiduciary relationship between any Group Member and a Participant or any other Person.

ARTICLE X

TERM

The Plan shall be effective as of January 1, 2008, contingent upon its approval by the Company’s shareholders in a manner consistent with the shareholder approval requirements of Section 162(m) of the Code.